UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Amendment No. 2

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dataram Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

238108203

(CUSIP Number)

Isaac Capital Group LLC

3525 Del Mar Heights Road, Suite 765

San Diego, CA 92130

(858) 259-6666

Jon Isaac

3525 Del Mar Heights Road, Suite 765

San Diego, CA 92130

(858) 259-6666

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [    ]

(1)	NAMES OF REPORTING PERSONS Isaac Capital Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 5,377,184 shares (1)
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 5,377,184(1)
	(10)	SHARED DISPOSITIVE POWER 0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,377,184 shares(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 70.82% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Comprised of (i) 377,184 shares of common stock held by Isaac Capital Group LLC (“Isaac Capital”), (ii) 1,000,000 shares of common stock issuable upon conversion of Series A Preferred Stock held by Isaac Capital, (iii) 1,000,000 shares of common stock issuable upon the exercise of a warrant held by Isaac Capital, (iv) 1,500,000 shares of common stock issuable upon conversion of Series A Preferred Stock that can be acquired by Isaac Capital pursuant to a put/call option, and (v) 1,500,000 shares of common stock issuable upon exercise of warrants that can be acquired by Isaac Capital pursuant to a put/call option.
(2)	Based on 7,593,012 shares of Issuer common stock outstanding, assuming (i) conversion of all Series A Preferred shares issued to Isaac Capital and issuable upon a call option by Isaac Capital or a put option by the Issuer and (ii) exercise of all warrants issued to Isaac Capital and issuable upon a call option by Isaac Capital or a put option by the Issuer.

(1)	NAMES OF REPORTING PERSONS Jon Isaac
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 5,377,184 shares (1)
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 5,377,184(1)
	(10)	SHARED DISPOSITIVE POWER 0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,377,184 shares(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 70.82% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Comprised of (i) 377,184 shares of common stock held by Isaac Capital Group LLC (“Isaac Capital”), (ii) 1,000,000 shares of common stock issuable upon conversion of Series A Preferred Stock held by Isaac Capital, (iii) 1,000,000 shares of common stock issuable upon the exercise of a warrant held by Isaac Capital, (iv) 1,500,000 shares of common stock issuable upon conversion of Series A Preferred Stock that can be acquired by Isaac Capital pursuant to a put/call option, and (v) 1,500,000 shares of common stock issuable upon exercise of warrants that can be acquired by Isaac Capital pursuant to a put/call option.
(2)	Based on 7,593,012 shares of Issuer common stock outstanding, assuming (i) conversion of all Series A Preferred shares issued to Isaac Capital and issuable upon a call option by Isaac Capital or a put option by the Issuer and (ii) exercise of all warrants issued to Isaac Capital and issuable upon a call option by Isaac Capital or a put option by the Issuer.

3

ITEM 1.   SECURITY AND ISSUES.

This Schedule 13D (“Statement”) relates to the common stock of Dataram Corporation, a corporation organized under the laws of the State of New Jersey (“Issuer”).  The Company’s principal executive office is located on P.O. Box 7528, Princeton, New Jersey 08543-7528.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This Statement is being filed by (i) Isaac Capital Group LLC, a Delaware limited liability company (“Isaac Capital”) and (ii) Jon Isaac, the Managing Member of Isaac Capital (“Mr. Isaac”, together with Isaac Capital the “Reporting Persons”, each a “Reporting Person”).

(b) Isaac Capital’s principal office is located at 3525 Del Mar Heights Road, Suite 765, San Diego, CA 92130, Tel: (858) 259-6666. Mr. Isaac’s principal office is 3525 Del Mar Heights Road, Suite 765, San Diego, CA 92130, Tel: (858) 259-6666.

(c) The Reporting Persons are currently significant stockholders of the Issuer. Mr. Isaac is a director of the Issuer. Mr. Isaac is also the Managing Member of Isaac Capital Group LLC.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Isaac is a citizen of the United States. Isaac Capital is a Delaware limited liability company.

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

Isaac Capital purchased all of the shares with cash from its personal funds.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Each Reporting Person at any time and from time to time may acquire additional stock or dispose of any or all of its stock depending upon an ongoing evaluation of the investment in the stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Pursuant to the Purchase Agreement (as defined below), Isaac Capital was entitled to nominate two (2) members to the Issuer’s board of directors (the “Board”), and certain other institutional investors party to the Purchase Agreement were entitled to nominate one (1) member to the Issuer’s Board. Isaac Capital nominated Jon Isaac and Richard Butler to the Issuer’s Board (the “Isaac Nominees”), and the Isaac Nominees were elected to the Issuer’s Board, subject to the closing of the Series A Sale (as defined below), at the Issuer’s annual meeting of shareholders held on November 10, 2014. As a result of the Series A Sale, three (3) of the five (5) positions on the Issuer’s Board were changed.

In connection with the Purchase Agreement, the Issuer amended its Certificate of Incorporation to authorize the issuance of 5,000,000 shares of preferred stock and to designate 1,300,000 shares as Series A Stock (as defined below). Under the terms of its designation, as provided in the Certificate of Amendment to the Issuer’s Certificate of Incorporation, the Series A Stock is convertible into the number of authorized but previously unissued shares of the Issuer’s common stock obtained by dividing the stated value of each share of Series A Stock ($5.00) by $2.00, entitling holders of Series A Stock to 2.5 shares of common stock for each share of Series A Stock then held. Holders of Series A Stock will be entitled to voting rights on an as-converted to common stock basis; provided, however, that, for voting purposes only, the conversion price per share of common stock at which the Series A Stock is convertible into shares of common stock shall be $2.33, which is the closing bid price of the common stock on the date immediately preceding the date upon which the Issuer first entered into the Purchase Agreement.

The holders of the Series A Stock will receive preferential cumulative dividends at the rate of 8% per annum (equivalent to a fixed annual payment of $0.40 per share). The dividends are payable in shares of common stock and shall be valued at the weighted average price of the Issuer’s common stock over the ten (10) consecutive trading days ended on the second trading day immediately before the payment date.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages to this Schedule 13D are incorporated herein by reference.

(c) Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 17, 2014, the Issuer and Isaac Capital closed on the purchase of 400,000 shares of Series A Preferred Stock, par value $0.01 per share (the “Series A Stock”), together with warrants to purchase 1,000,000 shares of common stock of the Issuer, for an aggregate purchase price of $2,000,000 (the “Series A Sale”). The closing of the Series A Sale was pursuant to a Series A Preferred Stock Purchase Agreement, dated October 20, 2014, by and between the Issuer, Isaac Capital and certain other investors thereto (the “Purchase Agreement”). The Series A Stock purchased in the Series A Sale is convertible into shares of common stock of the Issuer at the ratio of 2.5 shares of Common Stock for every one share of Series A Stock. As a closing fee paid to Isaac Capital for the successful closing of the sale, the Issuer issued to Isaac Capital 162,500 additional shares of common stock of the Issuer. Under the Purchase Agreement, for a period of five years following the execution of the Purchase Agreement, Isaac Capital has the right to purchase, and the Issuer has the right to force Isaac Capital to purchase, up to an additional 600,000 shares of Series A Stock (the “Subsequent Closing”). Upon any Subsequent Closing, Isaac Capital will also receive warrants to purchase such number of shares of common stock of the Issuer into which the Series A Stock may be converted on the date of such Subsequent Closing.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

4.1	Form of Common Stock Purchase Warrant (1)
10.1	Series A Preferred Stock Purchase Agreement, dated October 20, 2014 (2)
99.1	Joint Filing Agreement, dated as of November 20, 2014 (3)

(1)	Incorporated by reference as Exhibit 4.1 to the Form 8-K, filed October 21, 2014
(2)	Incorporated by reference as Exhibit 10.1 to the Form 8-K, filed October 21, 2014
(3)	Filed herein

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2014

ISAAC CAPITAL GROUP LLC By: /s/ Jon Isaac Name: Jon Isaac Title: Managing Member /s/ Jon Isaac JON ISAAC

EXHIBIT INDEX

Exhibit	Description

4.1	Form of Common Stock Purchase Warrant (1)
10.1	Series A Preferred Stock Purchase Agreement, dated October 20, 2014 (2)
99.1	Joint Filing Agreement, dated as of November 20, 2014 (3)

(1)	Incorporated by reference as Exhibit 4.1 to the Form 8-K, filed October 21, 2014
(2)	Incorporated by reference as Exhibit 10.1 to the Form 8-K, filed October 21, 2014
(3)	Filed herein